UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 3, 2011, Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three month period ended September 30, 2011, payable January 3, 2012 to shareholders of record at the close of business on November 25, 2011.

Husky Energy Inc. also announced a quarterly dividend on the 4.45% Cumulative Redeemable Preferred Shares, Series 1, for the period October 1, 2011 to December 31, 2011, payable January 3, 2012 to shareholders of record as at the close of business on November 25, 2011.

The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: November 3, 2011

Exhibit A

Husky Energy Announces 2011 Third Quarter

Dividends for Common and Preferred Shares

Calgary, Alberta (November 3, 2011) - Husky Energy Inc. announces that its Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three month period ended September 30, 2011. The dividend will be payable on January 3, 2012 to shareholders of record at the close of business on November 25, 2011.

Further, the Company announces the regular quarterly dividend payment on the 4.45% Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) for the period October 1, 2011 to December 31, 2011. The dividend of $0.27813 per Series 1 Preferred Share will be payable on January 3, 2012 to holders of record at the close of business on November 25, 2011.

On February 28, 2011, the Company announced that shareholders had approved an amendment to the Company’s articles, which allows shareholders to accept dividends declared on the common shares in cash or in common shares. Shareholders who have not already accepted to receive dividends in the form of common shares, but who would like to do so, are instructed to inform Husky’s transfer agent, Computershare, via written notice in prescribed form on or before November 18, 2011. A link to an electronic copy of the Stock Dividend Confirmation Notice is available on the Company’s website at www.huskyenergy.com.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-6587